July 24, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Tier Energy LP (the “Partnership”)

Registration Statement on Form S-1 (File No. 333-178457) (the “Registration Statement”)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 16,250,000 common units representing limited partner interests (and up to 2,437,500 additional common units upon exercise of an option), we hereby join the Partnership’s request for acceleration of the Registration Statement, requesting effectiveness for 4:00 p.m. eastern time on July 25, 2012, or as soon thereafter as is practicable.

In connection with the Registration Statement, we wish to advise you that, through the date hereof, we have distributed 3,183 copies of the Partnership’s Preliminary Prospectus dated July 16, 2012 to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
BARCLAYS CAPITAL INC. as Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Name: Charles Park
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michelle A.H. Allong
Name: Michelle A.H. Allong
Title: Authorized Signatory

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

Signature Page to Underwriters’ Acceleration Request